Table of Contents

Business Description

Market for Common Equity and Related Stockholder Matters

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and
Results Of Operations

Financial Statements and Supplementary Data

                      KIEWIT CONSTRUCTION & MINING GROUP

     Kiewit Construction Group Inc. ("KCG") is primarily engaged in the construction business. KCG is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KCG is a Delaware corporation formed in 1985. PKS is a Delaware corporation formed in 1941. Both have principal offices in Omaha, Nebraska.

     PKS has two principal classes of common stock, Class C Construction & Mining Group Restricted Redeemable Convertible Exchangeable Common Stock, par value $.0625 per share (the "Class C stock") and Class D Diversified Group Convertible Exchangeable Common Stock par value $.0625 per share (the Class D stock").
The value of Class C stock is linked to the Company's construction and materials operations (the "Construction Group"). The value of Class D stock is linked to the operations of Level 3 Communications, Inc., a wholly owned subsidiary of PKS (the "Diversified Group"), under the terms of the Company's charter. All Class C shares and historically most Class D shares have been owned by current and former employees of the Company and their family members.

     On December 8, 1997, the Company's stockholders ratified the decision of the Company's Board of Directors (the "PKS Board") to separate the business conducted by the Construction Group and the business conducted by the Diversified Group (collectively, the "Business Groups") into two independent companies. In connection with the consummation of this transaction, the PKS Board declared a dividend of eight-tenths of one share of the Company's newly created Class R Convertible Common Stock, par value $.01 per share ("Class R stock") with respect to each outstanding share of Class C stock. The Class R stock is convertible in shares of Class D stock pursuant to a defined formula. In addition, the Company has announced that effective March 31, 1998, the Company, through a resolution of the PKS Board, shall cause each outstanding share of Class C stock to be mandatorily exchanged (the "Share Exchange") pursuant to provisions of the PKS Restated Certificate of Incorporation (the "PKS Certificate") for one outstanding share of Common Stock, par value $.01 per share, of PKS Holdings, Inc. ("PKS Holdings"), a recently formed, direct, wholly owned subsidiary of PKS, to which the eight-tenths of one share of Class R Stock would attach (collectively, the "Transaction"). In connection with the consummation of the Transaction, the Company will change its name to Level 3 Communications, Inc. and PKS Holdings, Inc. will change its name to Peter Kiewit Sons', Inc. The Company has announced that the PKS Board has approved in principle a plan to force conversion of all 6,538,231 shares of Class R Stock outstanding. Due to certain provisions of the Class R stock, conversion will not be forced prior to May 1998, and the final decision to force conversion would be made at that time. The decision may be made not to force conversion if it were decided that conversion is not in the best interest of the then stockholders of the Company.

     The Transaction is intended to separate the Business Groups into two independent companies. The PKS Board believes that separation of the Business Groups will (i) permit Level 3 to attract and retain the senior management and employees needed to implement and develop Level 3's expansion plan (which is discussed below), (ii) enable Level 3 to access the capital markets in order to fund its expansion plan on more advantageous terms than would be available to Level 3 as part of the Company,
(iii) enable Level 3 to pursue strategic investments and acquisitions, as part of the expansion plan, which could be foreclosed to Level 3 as part of the Company and (iv) allow the directors and management of each Business Group to focus their attention and financial resources on that Business Group's business. Except for the anticipated effect of the Transaction on the management of the construction business, the PKS Board does not believe that the Transaction will have any other significant effect on the construction business.

     Additional financial information about the construction segment, including revenue, operating earnings, identifiable assets, capital expenditures and depreciation, depletion and amortization, as well as foreign operations information, is contained in Note 3 to Kiewit Construction & Mining Group's financial statements.

                        KIEWIT CONSTRUCTION GROUP

                         CONSTRUCTION OPERATIONS

     The construction business is conducted by operating subsidiaries of Kiewit Construction Group Inc. (collectively, "KCG"). KCG and its joint ventures perform construction services for a broad range of public and private customers primarily in the United States and Canada. New contract awards during 1997 were distributed among the following construction markets: transportation (including highways, bridges, airports, railroads, and mass transit) -- 62%, power, heat, cooling -- 18%, commercial buildings -- 8%, water supply -- 2%, mining -- 2%, sewage and waste disposal -- 1% and other markets -- 7%.

     KCG primarily performs its services as a general contractor. As a general contractor, KCG is responsible for the overall direction and management of construction projects and for completion of each contract in accordance with terms, plans, and specifications. KCG plans and schedules the projects, procures materials, hires workers as needed, and awards subcontracts. KCG generally requires performance and payment bonds or other assurances of operational capability and financial capacity from its subcontractors.

     Contract Types. KCG performs its construction work under various types of contracts, including fixed unit or lump-sum price, guaranteed maximum price, and cost-reimbursable contracts. Contracts are either competitively bid and awarded or negotiated. KCG's public contracts generally provide for the payment of a fixed price for the work performed. Profit on a fixed-price contract is realized on the difference between the contract price and the actual cost of construction, and the contractor bears the risk that it may not be able to perform all the work for the specified amount. Construction contracts generally provide for progress payments as work is completed, with a retainage to be paid when performance is substantially complete. Construction contracts frequently contain penalties or liquidated damages for late completion and infrequently provide bonuses for early completion.

     Government Contracts. Public contracts accounted for 74% of the combined prices of contracts awarded to KCG during 1997.
Most of these contracts were awarded by government and quasi-government units under fixed price contracts after competitive bidding. Most public contracts are subject to termination at the election of the government. In the event of termination, the contractor is entitled to receive the contract price on completed work and payment of termination related costs.

     Backlog. At the end of 1997, KCG had backlog (anticipated revenue from uncompleted contracts) of $3.9 billion, an increase from $2.3 billion at the end of 1996. Of current backlog, approximately $1.0 billion is not expected to be completed during 1998. In 1997 KCG was low bidder on 226 jobs with total contract prices of $3.5 billion, an average price of $15.3 million per job. There were 19 new projects with contract prices over $25 million, accounting for 76% of the successful bid volume.

     Competition. A contractor's competitive position is based primarily on its prices for construction services and its reputation for quality, timeliness, experience, and financial strength. The construction industry is highly competitive and lacks firms with dominant market power. In 1997 Engineering News Record, a construction trade publication, ranked KCG as the 9th largest U.S. contractor in terms of 1996 revenue and 12th largest in terms of 1996 new contract awards. It ranked KCG 1st in the transportation market in terms of 1996 revenue.

     Joint Ventures. KCG frequently enters into joint ventures to efficiently allocate expertise and resources among the venturers and to spread risks associated with particular projects. In most joint ventures, if one venturer is financially unable to bear its share of expenses, the other venturers may be required to pay those costs. KCG prefers to act as the sponsor of its joint ventures. The sponsor generally provides the project manager, the majority of venturer-provided personnel, and accounting and other administrative support services. The joint venture generally reimburses the sponsor for such personnel and services on a negotiated basis. The sponsor is generally allocated a majority of the venture's profits and losses and usually has a controlling vote in joint venture decision making. In 1997 KCG derived 70% of its joint venture revenue from sponsored joint ventures and 30% from non-sponsored joint ventures. KCG's share of joint venture revenue accounted for 28% of its 1997 total revenue.

     Demand. The volume and profitability of KCG's construction work depends to a significant extent upon the general state of the economies of the United States and Canada, and the volume of work available to contractors. Fluctuating demand cycles are typical of the industry, and such cycles determine to a large extent the degree of competition for available projects. KCG's construction operations could be adversely affected by labor stoppages or shortages, adverse weather conditions, shortages of supplies, or governmental action. The volume of available government work is affected by budgetary and political considerations. A significant decrease in the amount of new government contracts, for whatever reasons, would have a material adverse effect on KCG.

     Locations. KCG structures its construction operations around 20 principal operating offices located throughout the U.S. and Canada, with headquarters in Omaha, Nebraska. Through its decentralized system of management, KCG has been able to quickly respond to changes in the local markets. At the end of 1997, KCG had current projects in 33 states and 6 Canadian provinces. KCG also participates in the construction of geothermal power plants in the Philippines and Indonesia.

     Properties. KCG has 20 district offices, of which 16 are in owned facilities and 4 are leased. KCG owns or leases numerous shops, equipment yards, storage facilities, warehouses, and construction material quarries. Since construction projects are inherently temporary and location-specific, KCG owns approximately 950 portable offices, shops, and transport trailers. KCG has a large equipment fleet, including approximately 4,500 trucks, pickups, and automobiles, and 2,000 heavy construction vehicles, such as graders, scrapers, backhoes, and cranes.

                           MATERIALS OPERATIONS

     Several KCG subsidiaries, primarily in Arizona and Oregon, produce construction materials, including ready-mix concrete, asphalt, sand and gravel. KCG also has quarrying operations in New Mexico and Wyoming, which produce landscaping materials and railroad ballast. Kiewit Mining Group Inc. ("KMG"), a subsidiary of KCG, provides mine management services to Kiewit Coal Properties Inc., a subsidiary of PKS. KMG also owns a 48% interest in an underground coal mine near Pelham, Alabama.

                             OTHER MATTERS

     Under a 1992 mine management agreement, Kiewit Coal Properties Inc. ("KCP"), a subsidiary of Level 3, pays a KCG subsidiary an annual fee equal to 30% of KCP's adjusted operating income. The fee in 1997 was $32 million. The Business Groups are currently discussing a potential revision to the mine management agreement for periods following the Transaction.



MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Market Information. As of December 27, 1997, the Company's common stock is not listed on any national securities exchange or the Nasdaq National Market. However, the Class D stock is currently quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board. During the fourth quarter of 1997, the only quarter during which this trading occurred, the range of the high and low bid information for the Class D stock was $24.60 to $29.00. The Company has announced that the common stock of Level 3 Communications, Inc. (renamed from Peter Kiewit Sons', Inc. in connection with the Transaction) will begin trading on the Nasdaq National Market on April 1, 1998.

     Company Repurchase Duty. Pursuant to the current terms of the PKS Certificate, the Company is generally required to repurchase shares at a formula price upon demand. Under the PKS Certificate effective January 1992, the Company has three classes of common stock: Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock ("Class B"), Class C stock, and Class D stock. There are no outstanding Class B stock; the last Class B stock were converted into Class D stock on January 1, 1997. Class C stock can be issued only to Company employees and can be resold only to the Company at a formula price based on the year-end book value of the Construction Group. The Company is generally required to repurchase Class C stock for cash upon stockholder demand. Class D stock has a formula price based on the year-end book value of the Diversified Group. The Company must generally repurchase Class D stock for cash upon stockholder demand at the formula price, unless the Class D stock become publicly traded.

     Formula values. The formula price of the Class D stock is based on the book value of Level 3 and its subsidiaries, plus one-half of the book value, on a stand-alone basis, of the parent company, PKS. The formula price of the Class C stock is based on the book value of the Construction Group and its subsidiaries, plus one-half of the book value of the unconsolidated parent company. A significant element of the Class C formula price is the subtraction of the book value of property, plant, and equipment used in construction activities ($122 million in 1997).

     Conversion. Under the PKS Certificate, Class C stock is convertible into Class D stock at the end of each year. Between October 15 and December 15 of each year a Class C stockholder may elect to convert some or all of his or her shares. Conversion occurs on the following January 1. The conversion ratio is the relative formula prices of Class C and Class D stock determined as of the last Saturday in December, that is, the last day in the Company's fiscal year. Class D stock may be converted into Class C stock only as part of an annual offering of Class C stock to employees. Instead of purchasing the offered shares for cash, an employee owning Class D stock may convert such shares into Class C stock at the applicable conversion ratio.

     Restrictions. Ownership of Class C stock is generally restricted to active Company employees. Upon retirement, termination of employment, or death, Class C stock must be resold to the Company at the applicable formula price, but may be converted into Class D stock if the terminating event occurs during the annual conversion period. Class D stock is not subject to ownership or transfer restrictions.

     Dividends and Prices. During 1996 and 1997 the Company declared or paid the following dividends on its common stock.
The table also shows the stock price after each dividend payment or other valuation event.

Dividend                        Dividend
Declared        Dividend Paid   Per Share Class  Price Adjusted  Stock Price
Oct. 27, 1995   Jan. 5, 1996    $0.60     C      Dec. 30, 1995     $32.40
Apr. 26, 1996   May 1, 1996      0.60     C      May 1, 1996        31.80
Oct. 25, 1996   Jan. 4, 1997     0.70     C      Dec. 28, 1996      40.70
Apr. 23, 1997   May 1, 1997      0.70     C      May 1, 1997        40.00
Oct. 22, 1997   Jan. 5, 1998     0.80     C      Dec. 27, 1997      51.20

     The Company's current dividend policy is to pay a regular dividend on Class C stock of about 15% to 20% of the prior year's ordinary earnings of the Construction Group, with any special dividends to be based on extraordinary earnings. Although the PKS Board announced in August 1993 that the Company did not intend to pay regular dividends on Class D stock for the foreseeable future, the PKS Board declared a special dividend of $0.50 per share of Class D stock in both October 1995 and 1996.

     A dividend of 4 shares of Class D Stock for each share of Class D Stock was effected on December 26, 1997.

     Stockholders. On March 15, 1998, and after giving effect to a dividend of 4 shares of Class D Stock for each outstanding share of Class D stock effected on December 26, 1997, the Company had the following numbers of stockholders and outstanding shares for each class of its common stock:

     Class of Stock     Stockholders      Shares Outstanding
           B                 -                  -
           C                996              7,681,020
           D               2,121            146,943,752

     Recent Sales of Unregistered Securities. On April 1, 1997, the Company sold 10,000 shares of Class D stock to Charles Harper and Robert Daugherty and 8,000 shares of Class D stock to Peter Kiewit Jr. at a sale price of $49.50 per share. Each of Messrs Harper, Daugherty and Kiewit are members of the PKS Board of Directors. The sale was effected pursuant to an exemption from registration under the Securities Act of 1933 contained in
Section 4(2) of such Act.

                           SELECTED FINANCIAL DATA.

                   SELECTED FINANCIAL DATA


The following selected financial data for each of the years in the period 1993 to 1997 have been derived from audited financial statements. The historical financial information for the Kiewit Construction & Mining and Diversified Groups supplements the consolidated financial information of PKS and, taken together, includes all accounts which comprise the corresponding consolidated financial information of PKS.


(dollars in millions,                           Fiscal Year Ended
 except per share amounts)          1997      1996    1995    1994     1993

Results of Operations:
 Revenue                          $ 2,764   $ 2,303 $ 2,330 $ 2,175  $ 1,783
 Net earnings                         155       108     104      77       80

Per Common Share:
 Net earnings
  Basic                             15.99     10.13    7.78    4.92     4.63
  Diluted                           15.35      9.76    7.62    4.86     4.59
 Dividends (1)                       1.50      1.30    1.05    0.90     0.70
 Stock price (2)                    51.20     40.70   32.40   25.55    22.35
 Book value                         64.38     51.02   42.90   31.39    27.43

Financial Position:
 Total assets                       1,341     1,038     976     967      889
 Current portion of
  long-term debt                        5         -       2       3        4
 Long-term debt, less
  current portion                      22        12       9       9       10
 Stockholders' equity (3)             652       562     467     505      480



 (1) The  1997, 1996, 1995, 1994 and 1993 dividends include $.80,
      $.70, $.60, $.45 and $.40 for dividends declared in 1997, 1996, 1995, 1994 and 1993, respectively, but paid in January of the subsequent year.

 (2) Pursuant to the Certificate of Incorporation, the stock price calculation is computed annually at the end of the fiscal year.

 (3) Ownership of the Class C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class C Stock at the amount computed, when put to PKS by a stockholder, pursuant to the Certificate of Incorporation. The aggregate redemption value of the Class C Stock at December 27, 1997 was $527 million.





                     KIEWIT CONSTRUCTION & MINING GROUP

                        Index to Financial Statements
                       and Financial Statement Schedule

Report of Independent Accountants

Financial Statements as of December 27, 1997 and December 28, 1996 and for the three years ended December 27, 1997:

  Statements of Earnings
  Balance Sheets
  Statements of Cash Flows
  Statements of Changes in Stockholders' Equity
  Notes to Financial Statements

Financial Statement Schedule for the three years ended  December 27, 1997:

  II - Valuation and Qualifying Accounts and Reserves

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

                          REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedule of Kiewit Construction & Mining Group, a business group of Peter Kiewit
Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Construction & Mining Group as of December 27, 1997 and December 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 1997 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                 COOPERS & LYBRAND L.L.P.


Omaha, Nebraska
March 30, 1998




                      KIEWIT CONSTRUCTION & MINING GROUP

                             Statements of Earnings
                    For the three years ended December 27, 1997



(dollars in millions, except per share data)       1997      1996      1995

Revenue                                         $  2,764   $  2,303  $  2,330
Cost of Revenue                                   (2,427)    (2,079)   (2,127)
                                                --------    -------    ------
                                                     337        224       203

General and Administrative Expenses                 (147)      (117)     (116)
                                                --------     -------   ------
Operating Earnings                                   190        107        87

Other Income (Expense):
 Investment Income                                    16         19        17
 Interest Expense                                     (3)        (4)       (2)
 Other, net                                           59         58        62
                                                 --------   -------    ------
                                                      72         73        77
                                                 -------    -------    ------
Earnings Before Income Taxes                         262        180       164

Provision for Income Taxes                          (107)       (72)      (60)

                                                 -------    -------   -------

Net Earnings                                     $   155    $   108   $   104
                                                 =======    =======   =======

Net Earnings Per Share:
 Basic                                           $ 15.99    $ 10.13   $  7.78
                                                 =======    =======   =======

 Diluted                                         $  15.35   $  9.76   $  7.62
                                                 ========   =======   =======


See accompanying notes to financial statements.


                         KIEWIT CONSTRUCTION & MINING GROUP

                                 Balance Sheets
                      December 27, 1997 and December 28, 1996


(dollars in millions)                              1997               1996
Assets

Current Assets:
 Cash and cash equivalents                       $  232              $  173
 Marketable securities                               26                  54
 Receivables, less allowance of $9 and $17          430                 289
 Costs and earnings in excess of billings on
  uncompleted construction contracts                119                  80
 Investment in construction joint ventures          176                  91
 Deferred income taxes                               61                  64
 Other                                               13                  13
                                                 ------             -------
Total Current Assets                              1,057                 764

Property, Plant and Equipment, at cost:
 Land                                                18                  15
 Buildings                                           40                  37
 Equipment                                          585                 542
                                                 ------             -------
                                                    643                 594
 Less accumulated depreciation and amortization    (446)               (429)
                                                 ------             -------
Net Property, Plant and Equipment                   197                 165

Other Assets                                         87                 109
                                                  -----             -------
                                                 $1,341             $ 1,038
                                                 ======             =======


See accompanying notes to financial statements.


                       KIEWIT CONSTRUCTION & MINING GROUP

                                Balance Sheets
                     December 27, 1997 and December 28, 1996
                                  (continued)


(dollars in millions)                            1997                1996

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage of
    $37 and $33                                 $  208            $   164
 Current portion of long-term debt                   5                  -
 Accrued construction costs and billings in
  excess of revenue on uncompleted contracts       217                112
 Accrued insurance costs                            76                 81
 Other                                              73                 40
                                                ------            -------
Total Current Liabilities                          579                397

Long-term Debt, less current portion                22                 12

Other Liabilities                                   77                 67

Minority Interest                                   11                  -

Stockholders' Equity (Redeemable Common Stock,
  $527 million aggregate redemption value):
  10,132,343 shares outstanding in 1997 and
  11,006,641 shares outstanding in 1996
  Common equity                                    670               568
  Foreign currency adjustment                       (7)               (5)
  Unrealized holding loss                          (11)               (1)
                                                ------            ------
Total Stockholders' Equity                         652               562
                                                ------            ------

                                                $1,341            $1,038
                                                ======            ======

See accompanying notes to financial statements.


                    KIEWIT CONSTRUCTION & MINING GROUP

                         Statements of Cash Flows
                 For the three years ended December 27, 1997



(dollars in millions)                        1997         1996        1995

Cash flows from operations:
 Net earnings                              $   155       $   108     $   104
 Adjustments to reconcile net earnings to
  net cash provided by operations:
   Depreciation and amortization                66            61          56
   Gain on sale of property, plant and
    equipment and other investments            (24)          (17)        (33)
   Equity (earnings) loss, net                   2            (8)         (3)
   Change in other noncurrent liabilities       18            18           6
   Deferred income taxes                         -            (6)          -
   Change in working capital items:
    Receivables                               (113)           37           -
    Costs and earnings in excess of
      billings on uncompleted construction
      contracts                                (39)           (1)         23
    Investment in construction joint ventures  (82)          (18)         (4)
    Other current assets                         7             2          (3)
    Accounts payable                            27           (18)          3
    Accrued construction costs and billings
      in excess of revenue on
      uncompleted contracts                    102             1           5
    Other liabilities                           27            11           4
   Other                                         8            (7)         (6)
                                            ------         -----       -----
Net cash provided by operations                154           163         152

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                         73           160          82
 Purchases of marketable securities            (39)         (157)        (42)
 Proceeds from sale of property,
  plant and equipment                           36            25          15
 Capital expenditures                         (107)          (72)        (79)
 Investments and acquisitions, net of
  cash acquired                                (21)           (6)        (10)
 Distributions from investees                    9             6           8
 Sale of note receivable and other               -            14           -
                                            ------         -----       -----
Net cash used in investing activities       $  (49)        $ (30)      $ (26)


See accompanying notes to financial statements.

                       KIEWIT CONSTRUCTION & MINING GROUP

                           Statements of Cash Flows
                    For the three years ended December 27, 1997
                                 (continued)


(dollars in millions)                        1997          1996         1995

Cash flows from financing activities:
 Long-term debt borrowings                 $    8         $    3      $    3
 Short-term debt borrowings, net                -            (45)         45
 Payments on long-term debt, including
  current portion                               -             (2)         (4)
 Issuances of common stock                     34             27          24
 Repurchases of common stock                   (2)            (5)         (3)
 Dividends paid                               (12)           (12)        (13)
 Exchange of Class C Stock for
  Class D Stock, net                          (72)           (20)       (155)
                                           ------         ------      ------
Net cash used in financing activities         (44)           (54)       (103)

Effect of exchange rates on cash               (2)             -           1
                                           ------         ------      ------
Net change in cash and cash equivalents         59            79          24

Cash and cash equivalents at beginning
  of year                                      173            94          70
                                            ------        ------      ------
Cash and cash equivalents at end of year    $  232        $  173      $   94
                                            ======        ======      ======

Supplemental disclosures of cash
 flow information:
  Taxes paid                                $  94         $  78       $   69
  Interest paid                                 2             2            2

Noncash investing activity:
 Disposition of gold operations in
  exchange for Kinross common stock, net    $   -         $   -       $   21

See accompanying notes to financial statements.



                        KIEWIT CONSTRUCTION & MINING GROUP

                  Statements of Changes in Stockholders' Equity
                   For the three years ended December 27, 1997



(dollars in millions, except per share data)      1997      1996      1995

Common equity:

Balance at beginning of year                    $   568    $   471   $   513
 Issuances of stock                                  34         27        24
 Repurchases of stock                                (2)        (5)       (3)
 Exchange of Class C Stock for Class D Stock, net   (72)       (20)     (155)
 Net earnings                                       155        108       104
 Dividends (per share: $1.50 in 1997,
  $1.30 in 1996 and $1.05 in 1995)(a)               (13)       (13)      (12)
                                                 ------    -------   -------
Balance at end of year                              670        568       471

Other equity adjustments:

Balance at beginning of year                         (6)       (4)        (8)
 Foreign currency adjustment                         (2)        -          2
 Unrealized holding (loss) gain                     (10)       (2)         2
                                                 ------    ------     ------
Balance at end of year                              (18)       (6)        (4)
                                                 ------    ------     ------
Total stockholders' equity                       $  652    $  562     $  467
                                                 ======    ======     ======

(a) Dividends include $.80, $.70, and $.60 for dividends declared in 1997, 1996 and 1995 but paid in January of the subsequent year.

See accompanying notes to financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                      Notes to Financial Statements

(1) Basis of Presentation

The Class C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction and materials businesses ("Construction & Mining Group") and its other businesses ("Diversified Group"), respectively. Dividends on the Class C Stock are limited to the legally available funds of PKS less the Class D formula value which is to be reduced by any dividends on Class D Stock declared during the current year. Subject to this limitation, the Board of Directors intends to declare and pay dividends on the Class C Stock based primarily on the Construction & Mining Group's separately reported financial condition and results of operations.


The financial statements of the Construction & Mining Group include the financial position, results of operations and cash flows for PKS' construction and materials businesses held by its wholly-owned subsidiary, Kiewit Construction Group Inc., and certain PKS corporate assets and liabilities and related transactions. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements. (See Note 3)


(2) Summary of Significant Accounting Policies

Principles of Group Presentation

These financial statements include the accounts of the Construction & Mining Group ("the Group"). The Group's and Diversified Group's financial statements, taken together, comprise all the accounts included in the PKS consolidated financial statements. All significant intercompany accounts and transactions, except those directly between the Group and the Diversified Group, have been eliminated. Investments in construction joint ventures and other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. The Group accounts for its share of the operations of the construction joint ventures on a pro rata basis in the statements of earnings.

In 1997, the Group increased its ownership in ME Holding Inc. ("ME Holding") an electrical contractor, from 49% to 80%. The Group consolidated ME Holding in its 1997 financial statements and accounted for it using the equity method in 1996 and 1995.

The Group invests in various portfolios of the Kiewit Mutual Fund, ("KMF"), a registered investment company. KMF is not consolidated in the Group's financial statements.

Construction Contracts

The Group operates generally within the United States and Canada as a general contractor and engages in various types of construction projects for both public and private owners. Credit risk is minimal with public (government) owners since the Group ascertains that funds have been appropriated by the governmental project owner prior to commencing work on public projects.
Most public contracts are subject to termination at the election of the government. In the event of termination, the Group is entitled to receive the contract price on completed work and reimbursement of termination related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Group high priority in the event of lien foreclosures following financial difficulties of private owners.

The construction industry is highly competitive and lacks firms with dominant market power. A substantial portion of the Group's business involves construction contracts obtained through competitive bidding. The volume and profitability of the Group's construction work depends to a significant extent upon the general state of the economies in which it operates and the volume of work available to contractors. The Group's construction operations could be adversely affected by labor stoppages or shortages, adverse weather conditions, shortages of supplies, or governmental action.

The Group recognizes revenue on long-term construction contracts and joint ventures on the percentage-of-completion method based upon engineering estimates of the work performed on individual contracts. Provisions for losses are recognized on uncompleted contracts when they become known. Claims for additional revenue are recognized in the period when allowed. It is at least reasonably possible that engineering estimates of the work performed on individual contracts will be revised in the near term.

Assets and liabilities arising from construction activities, the operating cycle of which extends over several years, are classified as current in the financial statements. A one-year time period is used as the basis for classification of all other current assets and liabilities.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed on accelerated and straight-line methods.

Foreign Currencies

The local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

Earnings Per Share

In 1997, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". The Statement establishes standards for computing and presenting earnings per share and requires the restatement of prior per share data presented. Basic earnings per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings give effect to convertible debentures considered to be dilutive common stock equivalents. Dilutive potential common shares are calculated in accordance with the "if converted" method. This method assumes that the after-tax interest expense associated with the debentures is an addition to income and the debentures are converted into equity with the resulting common shares being aggregated with the weighted average shares outstanding.


                                             1997         1996         1995

Net income available to common
  shareholders (in millions)                $  155       $   108   $     104

Add:  Interest expense, net of tax effect
   associated with convertible debentures        1             -*          -*
                                            ------       -------    ---------
Net income for diluted shares               $  156       $   108    $     104

Total number of weighted average shares
 outstanding used to compute basic earnings
 per share (in thousands)                    9,728        10,656       13,384

Additional dilutive shares assuming
 conversion of convertible debentures          441           437          312
                                            ------       -------     --------

Total number of shares used to compute
 diluted earnings per share                 10,169        11,093       13,696
                                           =======      ========     ========

Net Income
   Basic earnings per share                $ 15.99      $  10.13     $   7.78
                                           =======      ========     ========

   Diluted earnings per share              $ 15.35      $   9.76     $   7.62
                                           =======      ========     ========
*Interest expense attributable to convertible debentures was less than $1 million in 1996 and 1995.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Group's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements.

Also in 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting includes requirements to report selected segment information quarterly, and entity wide disclosures about products and services, major customers, and geographic data.

These statements are effective for financial statements for periods beginning after December 15, 1997. Management does not expect adoption of these statements to materially affect the Group's financial statements.

Reclassifications

Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

Fiscal Year

The Group's fiscal year ends on the last Saturday in December. There were 52 weeks in fiscal years 1997, 1996 and 1995.

(3) Reorganization

In October 1996, the PKS Board of Directors directed PKS management to pursue a listing of Class D Stock as a way to address certain issues created by
PKS' two-class capital stock structure and the need to attract and retain
the best management for PKS' businesses.   During the course of its
examination of the consequences of a listing of Class D Stock, management concluded that a listing of Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction and Mining Group and the Diversified Group. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction and Mining Group from the Diversified Group through a spin-off of the Construction and Mining Group ("the Transaction"). At a special meeting on August 14, 1997, the Board approved the Transaction.

The separation of the Construction and Mining Group and the Diversified Group was contingent upon a number of conditions, including the favorable ratification by a majority of both Class C and Class D shareholders and the receipt by PKS of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. shareholders. On December 8, 1997, PKS' Class C and Class D shareholders approved the transaction and on March 5, 1998 PKS received a favorable ruling from the Internal Revenue Service. The Transaction is anticipated to be effective on March 31, 1998.

(4) Acquisitions:

In April, 1997 the Group and a partner each invested $15 million to acquire a 96% interest in Oak Mountain Energy LLC, ("Oak Mountain"). Oak Mountain
then acquired the existing assets of an underground coal mine located in Alabama for approximately $18 million and assumed approximately $14 million
of related liabilities.   Oak Mountain used cash and $18 million of
nonrecourse bank borrowings to retire the existing debt and develop and modernize the mine.

Oak Mountain's results are consolidated with those of the Group on a pro-rata basis since the date of acquisition. Due to higher than anticipated costs in modernizing and operating the mine, Oak Mountain incurred operating losses in 1997. Production at the mine has been significantly below anticipated levels, and as a result of this and other factors, Oak Mountain is not in compliance with certain covenants of the bank borrowings. Those events caused the Group to assess whether its investment is impaired. Upon considering estimated cash flow levels, including additional funding necessary to operate the mine, and assessments of the fair value of the net assets of the mine based upon potential recovery though a sale, the Group recognized an impairment loss of $8 million.
This loss along with the operating losses, reduced the Group's investment to zero. The impairment has been included in Cost of Revenue in the Statement of Earnings.

In 1997, the Group paid $5 million to increase its ownership in ME Holding from 49% to 80%. The Group's investment in ME Holding exceeds its proportionate share of ME Holding equity by $3 million. The goodwill is being amortized over 5 years.

Construction revenue for ME Holding was $247 million in 1996, however the net operating results of ME Holding was not significant relative to the Group's results in 1996.

(5) Corporate Activities

Financial Structure

PKS, in addition to specifically attributable items, has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations 7of the Group or the Diversified Group. The items attributable to the Group and the Group's 50% portion of PKS are as follows:

(dollars in millions)                             1997             1996

Cash and cash equivalents                        $    8           $    8
  Marketable securities                               3                5
  Property, plant and equipment, net                  5                5
  Other assets                                        2                2
                                                 ------           ------
   Total Assets                                  $   18           $   20
                                                 ======           ======

Accounts payable                                 $   10           $    8
Long-term debt and other noncurrent liabilities      17               13
                                                 ------           ------
   Total Liabilities                             $   27           $   21
                                                 ======           ======

                                             1997         1996        1995

Net investment expense                      $    1        $    -     $    -

Corporate General and Administrative Costs

A portion of PKS' corporate general and administrative costs has been allocated to the Group based upon certain measures of business activity, such as employment, investments and sales, which management believes to be reasonable. The allocations were $1 million in 1997, 1996 and 1995.

Income Taxes

All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS as allowed by the Internal Revenue Code. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

The financial statement provision and actual cash tax payments have been reflected in the Group's and the Diversified Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Diversified Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(6) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in the Kiewit Mutual Fund-Money Market Portfolio and highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

Marketable Securities and Non-current Investments

The Group has classified all marketable securities and marketable non-current investments not accounted for under the equity method as available-for-sale. The amortized cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses are reported as a separate component of stockholders' equity, net of tax.

The following summarizes the amortized cost, unrealized holding gains and losses, and estimated fair values of marketable securities and marketable non-current investments at December 27, 1997 and December 28, 1996.

                                               Unrealized Unrealized
                                   Amortized     Holding    Holding    Fair
(dollars in millions)                 Cost        Gains      Losses   Value

1997
  Kiewit Mutual Fund:
   Short-term government            $   10      $     -    $     -  $   10
   Intermediate term bond                1            -          -       1
   Tax exempt                            1            -          -       1
  U.S. debt securities                  14            -          -      14
                                    ------      -------    -------  ------
                                    $   26      $     -    $     -  $   26
                                    ======      =======    =======  ======

  Non-current investments:
   Equity securities                $   30      $     -    $  (18)  $   12
                                    ======      =======    ======   ======

  1996
  Kiewit Mutual Fund:
   Short-term government            $  22       $    -     $    -   $   22
   Intermediate term bond              10            -          -       10
   Tax exempt                           9            -          -        9
  U.S. debt securities                 13            -          -       13
                                    -----       ------     ------   ------
                                    $  54       $    -     $    -   $   54
                                    =====       ======     ======   ======

  Non-current investments:
   Equity securities                $  30       $   -      $  (2)  $   28
                                    =====       =====      =====   ======


For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were each less than $1 million in 1997, 1996 and 1995.

The contractual maturities of the debt securities are as follows:

                                    Amortized Cost           Fair Value

  U.S. debt securities:
    less than 1 year                    $     6                $      6
    1-5 years                                 8                       8
                                        -------                --------
                                        $    14                $     14
                                        =======                ========


Maturities for the mutual fund and equity securities have not been presented as they do not have a single maturity date.

Long-term Debt

The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities and approximates the carrying amount.

(7) Retainage on Construction Contracts

Receivables at December 27, 1997 and December 28, 1996 include approximately $88 million and $86 million of retainage on uncompleted projects, the majority of which is expected to be collected within one year. Included in accounts receivable are $44 million and $53 million of securities which are being held by the owners of various construction projects in lieu of retainage. These securities are carried at fair value which is determined based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses, if any, are reported as a separate component of stockholders' equity, net of tax.

(8) Investment in Construction Joint Ventures

The Group has entered into a number of construction joint venture arrangements. Under these arrangements, if one venturer is financially unable to bear its share of the costs, the other venturers will be required to pay those costs.

Summary joint venture financial information follows:

Financial Position (dollars in millions)                   1997        1996

Total Joint Ventures

  Current assets                                          $  659     $  435
   Other assets (principally construction equipment)         123         47
                                                          ------     ------
                                                             782        482

   Current liabilities                                      (515)      (347)
                                                          ------     ------

      Net assets                                          $  267     $  135
                                                          ======     ======

  Group's Share

   Equity in net assets                                   $  156     $   73
   Receivable from joint ventures                             20         18
                                                          ------     ------
      Investment in construction joint ventures           $  176     $   91
                                                          ======     ======


Operations (dollars in millions)                   1997      1996      1995

  Total Joint Ventures

    Revenue                                      $  1,490   $ 1,370  $  1,211
    Costs                                           1,332     1,201     1,108
                                                 --------   -------  --------
    Operating income                             $    158   $   169  $    103
                                                 ========   =======  ========

  Group's Share

    Revenue                                       $   786    $  689   $   691
    Costs                                             690       621       625
                                                  -------    ------   -------
    Operating income                              $    96    $   68   $    66
                                                  =======    ======   =======



(9) Other Assets

Other assets consist of the following at December 27, 1997 and December 28, 1996:

(dollars in millions)                                  1997          1996

  ME Holding Inc.                                     $     -       $    33
  Equity securities of Kinross Gold Corporation
   (Note 6)                                                12            28
  Aker-Gulf Marine                                         18            15
  Goodwill                                                 23            15
  Deferred income taxes                                    12             2
  Other                                                    22            16
                                                       ------       -------
                                                       $   87       $   109
                                                       ======       =======


Other assets include marketable equity securities classified as non-current, an equity method investment in a partnership which fabricates offshore oil platforms, and the net goodwill recognized in the APAC, ME Holdings and other acquisitions. In 1997 ME Holding is accounted for as a consolidated subsidiary. In 1996, ME Holding was accounted for using the equity method.

(10) Long-Term Debt

At December 27, 1997 and December 28, 1996, long-term debt consisted of a portion of PKS' notes to former stockholders which have been allocated to the Group and the Diversified Group and convertible debentures as follows:

(dollars in millions)                                   1997        1996

6.25%-8.75% Convertible debentures, 2003-2007          $   13      $   10
  BICC Cables Corp. Note                                    6           -
  ME Holdings Note                                          5           -
  Stockholder notes and other                               3           2
                                                       ------      ------
                                                           27          12
  Less current portion                                      5           -
                                                       ------      ------
                                                       $   22      $   12
                                                       ======      ======

The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. Debentures were converted into 51,314 and 59,935 shares of Class C Stock in 1997 and 1995, respectively. At December 27, 1997, 478,394 shares of Class C Stock are reserved for future conversions.

In 1997, ME Holding borrowed $6 million from BICC Cables Corp. ("BICC"). BICC is affiliated with a joint venture partner of ME Holding. The note is payable in full in 1999 and requires quarterly interest payments at a rate equal to one month LIBOR. The proceeds from the note were used for working capital requirements.

In 1997, the Group issued a note payable in the amount of $5 million, payable on demand to the minority shareholder, as part of the ME Holding acquisition. The note and accrued interest were paid on January 5, 1998.

Scheduled maturities of long-term debt through 2002 are as follows
(in millions):  1998 - $5; 1999 - $7; 2000 - $1; 2001 - $1 and $- in 2002.

(11) Income Taxes

An analysis of the (provision) benefit for income taxes relating to earnings for the three years ended December 27, 1997 follows:

(dollars in millions)                           1997        1996      1995
  Current:
   U.S. federal                               $   (88)    $   (62)   $  (58)
   Foreign                                         (9)         (5)        4
   State                                          (10)        (11)       (6)
                                              -------     -------    ------
                                                 (107)        (78)      (60)
  Deferred:
   U.S. federal                                     1           7         6
   Foreign                                         (1)         (3)       (7)
   State                                            -           2         1
                                              -------     -------    ------
                                                    -           6         -
                                              -------     -------    ------
                                              $  (107)    $   (72)   $  (60)
                                              =======     =======    ======

The United States and foreign components of earnings, for tax reporting purposes, before income taxes follows:

(dollars in millions)                            1997       1996       1995
  United States                                $   226    $   155    $   159
  Foreign                                           36         25          5
                                               -------    -------    -------
                                               $   262    $   180    $   164
                                               =======    =======    =======

A reconciliation of the actual (provision) benefit for income taxes and the tax computed by applying the U.S. federal rate (35%) to the earnings before income taxes for the three years ended December 27, 1997 follows:

(dollars in millions)                            1997       1996       1995
  Computed tax at statutory rate              $   (92)    $  (63)    $   (57)
  State income taxes                               (8)        (6)         (8)
  Prior year tax adjustments                       (5)        (4)          5
  Other                                            (2)         1           -
                                              -------     ------     -------
                                              $  (107)    $  (72)    $   (60)
                                              =======     ======     =======

Possible taxes, beyond those provided, on remittances of undistributed earnings of foreign subsidiaries, are not expected to be material.

The components of the net deferred tax assets for the years ended December 27, 1997 and December 28, 1996 were as follows:

(dollars in millions)                               1997           1996
  Deferred tax assets:
   Construction accounting                        $   24         $   15
   Investments in construction joint ventures         26             30
   Insurance claims                                   31             32
   Compensation - retirement benefits                  8              6
   Other                                               7             10
                                                  ------         ------
 Total deferred tax assets                            96             93

  Deferred tax liabilities:
   Investments in securities                           1              7
   Other                                              22             20
                                                  ------         ------
 Total deferred tax liabilities                       23             27
                                                  ------         ------
 Net deferred tax assets                          $   73         $   66
                                                  ======         ======


(12) Employee Benefit Plans

The Group makes contributions, based on collective bargaining agreements related to its construction operations, to several multi-employer union pension plans. These contributions are included in the cost of revenue. Under federal law, the Group may be liable for a portion of future plan deficiencies; however, there are no known deficiencies.

Substantially all employees of the Group are covered under the Group's profit sharing plans. The expense related to these plans was $5 million in 1997 and $3 million in 1996 and 1995.

(13) Stockholders' Equity

Ownership of the Class C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class C Stock at the amount computed pursuant to the Certificate of Incorporation. Issuances and repurchases of common shares, including conversions, for the three years ended December 27, 1997 were as follows:

                                                         Class C
                                                          Stock

  Shares issued in 1995                                  1,021,875
  Shares repurchased in 1995                             6,228,934
  Shares issued in 1996                                    896,604
  Shares repurchased in 1996                               770,368
  Shares issued in 1997                                    893,924
  Shares repurchased in 1997                             1,768,222

(14) Industry and Geographic Data

The Group's operations are primarily conducted in one business segment; construction contracting. The following is derived from geographic information in the PKS consolidated financial statements as it relates to the Group.

Geographic Data (dollars in millions)             1997     1996     1995

  Revenue:
   United States                                $ 2,594   $ 2,017  $ 2,007
   Canada                                            90       175      237
   Other                                             80       111       86
                                                -------   -------  -------
                                                $ 2,764   $ 2,303  $ 2,330
                                                =======   =======  =======

  Operating earnings:
   United States                                $   153   $    86  $    70
   Canada                                            10         7        7
   Other                                             27        14       10
                                                -------   -------   ------
                                                $   190   $   107   $   87
                                                =======   =======   ======
  Identifiable assets:
   United States                                $ 1,230   $   924   $  866
   Canada                                            94        92       90
   Other                                             17        22       20
                                                -------    ------   ------
                                                $ 1,341    $1,038   $  976
                                                =======    ======   ======

(15) Related Party Transaction

The Group performs certain mine management services for the Diversified Group. The income from these services was $32 million in 1997, $37 million in 1996 and $30 million in 1995 and is recorded in other income in the statements of earnings.

(16) Other Matters

 In June 1995, the Group exchanged its interest in a wholly-owned subsidiary involved in gold mining activities for 4,000,000 common shares of Kinross
Gold Corporation, a publicly traded corporation. The Group recognized a $21 million pre-tax gain on the exchange based on the difference between the book value of the subsidiary and the fair market value of the Kinross stock on the date of the transaction.

The Group is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancellable operating leases during the next 23 years aggregate $18 million.

It is customary in the Group's industry to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. The Group has informal arrangements with a number of banks to provide such commitments. As of December 27, 1997, the Group had outstanding letters of credit of approximately $125 million.

(17) Subsequent Events

On December 31, 1997, the convertible debentures issued from 1993-1996 were converted to equity as part of the reorganization. In conjunction with this transaction, the Group provided non-interest bearing loans to the debenture holders for a period equal to the original terms of the debentures.

In January 1998, approximately 2.3 million shares of Class C Stock, with a redemption value of $122 million, were converted into approximately 10.5 million shares of Class D Stock. During the first quarter of 1998, the Group also repurchased $25 million of stock from Class C stockholders. In order to partially fund these financing activities, the Group incurred short-term borrowings of $20 million in January, 1998. The Group expects to repay these borrowings during the first half of 1998.

                                                              SCHEDULE  II


                       KIEWIT CONSTRUCTION & MINING GROUP

                   Valuation and Qualifying Accounts and Reserves

                                           Additions   Amounts
                               Balance     Charged to  Charged        Balance
                              Beginning    Costs and     to            End of
(dollars in millions)          of Period   Expenses    Reserves Other  Period

Year ended December 27, 1997

Allowance for doubtful
  trade accounts                 $   17       $    3    $   (11) $   - $    9

Reserves:
 Insurance claims                    81             7       (12)     -     76

Year ended December 28, 1996

Allowance for doubtful
  trade accounts                 $   10       $   12    $    (5)  $  -  $  17

Reserves:
 Insurance claims                    79           22        (20)     -     81

Year ended December 30, 1995

Allowance for doubtful
  trade accounts                 $    7       $    5     $   (2)  $  -   $ 10

Reserves:
 Insurance claims                    75           18        (14)     -     79